Mail Stop 3561

May 14, 2010

<u>via U.S. mail and facsimile</u>

Carol Meyrowitz, President
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

RE: The TJX Companies, Inc.
Form 10-K for Fiscal Year Ended January 30, 2010 and filed March 30, 2010
File No.: 1-04908

Dear Ms. Meyrowitz:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 30, 2010

1. In future filings, please include the signature of your principal accounting officer. See Instruction D(2)(b) to Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

2. We note that you have not included all of the schedules and exhibits to some of your filed exhibits. Please file a complete copy of Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.8, and 10.9 to the Form 10-K filed March 30, 2010, Exhibit 10.1 to the Form 8-K filed April 2, 2008, Exhibit 10.1 to the Form 8-K filed June 6, 2008, and Exhibit 10.1 to the Form 8-K filed April 10, 2009 with your next Exchange Act report.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

       Sincerely,

       John Reynolds
       Assistant Director
       Office of Beverages, Apparel and
       Health Care Services

cc: Carol Meyrowitz, President
      Via facsimile to (508) 390-2199